United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Amendment No.

Under the Securities and Exchange Act of 1934

Rockwell Medical Technologies Inc.
(Name of Issuer)

Common Stock  (No Par Value)
Title of Class of Securities

774374102 (CUSIP Number)

Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland,OH 44115
(216) 479.0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2006
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting		0
Beneficially
Owned By Each		8	Shared Voting		740,822
Reporting Person
With			9	Sole Dispositive	0

			10	Shared Dispositive	740,822

11	Aggregate Amount Beneficially owned		740,822

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 6.61%
14	Type of Reporting Person	IA, IN




Item	1.	Security and Issuer


CUSIP	774374102

Rockwell Medical Technologies Inc.
30142 Wixom Road
Wixom, MI 48393
Phone: 248-960-9009


Item 2. Identity and Background.

(a) The name of the reporting person is Thomas G. Berlin.

(b) The Reporting person's address is Berlin Financial, Ltd.,
1325 Carnegie Ave, Cleveland, OH 44115

(c) The Reporting Person's occupation is managing member;investment advisor;Berlin Financial,Ltd., 1325 Carnegie Ave, Cleveland, OH 44115.

(d) None

(e) None

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Capital Shares (as defined in Item 4) were purchased using funds of Berlin Capital Growth, L.P. The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.

The Privately Managed Shares (as defined in Item 4) were purchased using funds of each respective account holder. The Reporting Person is the managing member of the Privately Managed Accounts.


Item 4. Purpose of Transaction.

The Reporting Person purchased certain shares (the "Capital Shares") in his capacity as the managing member of the General Partner of Berlin Capital Growth, L.P. and for the account of Berlin Capital Growth, L.P. Capital Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased and sold certain shares (the "Privately Managed Shares") in his capacity as the managing member of the Privately Managed Accounts. Privately Managed Shares were purchased and sold solely for investment purposes.



Item 5.	Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person is 740,822 shares or 6.61% of the outstanding shares.

(b)


				Shares			Percentage
Sole Voting Power		      0			0%
Shared Voting Power 		740,822			6.61%
Sole Dispositive Power		      0			0%
Shared Dispositive Power	740,822			6.61%

The reporting Person shares voting and dispositive power with the following clients in the following amounts: Berlin Capital Growth, L.P., 206,720 shares; Privately Managed Accounts, 534,102 shares.

The address of Berlin Capital Growth and the Privately Managed Accounts is c/o the Reporting Person. There is no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below.
Each such purchase or sale occurred through a customary broker transaction.


Capital Shares

BERLIN CAPITAL GROWTH LP

Date		Shares		Price/Share	Sold or Bought
10/6/2005	1000		3.86		B
10/7/2005	9000		3.6416		B
10/10/2005	400		3.6775		B
10/14/2005	27500		3.7905		B
10/19/2005	5000		3.8		B
10/20/2005	1730		3.76		B
10/26/2005	1,000		4.25		B
10/26/2005	1,500		4.25		B
10/28/2005	5,000		4.5		B
11/2/2005	2,500		5.05		S
11/2/2005	700		5.25		S
11/8/2005	24,200		4.62		B
11/10/2005	4,200		4.19		B
12/16/2005	4,000		4.53		B
12/16/2005	100		4.51		B
12/21/2005	4,000		4.54		B
12/29/2005	10,600		4.46		B
1/25/2006	110,690		4.46		B




Privately Managed Shares

Berlin Financial, Ltd. Privately Managed Accounts (Culmulative)

Date		Shares		Price/Share	Sold or Bought
10/6/2005	3500		3.72		B
10/7/2005	10986		3.5365		B
10/13/2005	1389		3.62		B
10/25/2005	2800		3.95		B
10/25/2005	450		3.95		B
10/28/2005	18200		4.5783		B
10/31/2005	159		4.5		B
11/1/2005	2941		4.4966		B
11/8/2005	4999		4.5254		B
11/9/2005	7200		4.3612		B
11/9/2005	5700		4.3612		B
11/10/2005	1400		4.1		B
11/18/2005	3300		4.45		B
11/22/2005	4500		4.4993		B
11/23/2005	4550		4.5009		B
11/25/2005	1100		4.5		B
11/28/2005	60		4.5		B
11/28/2005	100		4.5		B
11/28/2005	100		4.5		B
11/28/2005	100		4.5		B
11/28/2005	100		4.5		B
11/28/2005	3050		4.4787		B
11/28/2005	4,000		4.48		B
11/29/2005	500		4.5		B
11/29/2005	1,000		4.5		B
11/29/2005	500		4.5		B
11/29/2005	600		4.5		B
11/29/2005	200		4.5		B
11/29/2005	100		4.5		B
11/29/2005	900		4.5		B
11/29/2005	500		4.5		B
11/29/2005	500		4.5		B
11/29/2005	200		4.5		B
11/29/2005	3,000		4.5		B
11/29/2005	240		4.5		B
11/29/2005	1,500		4.5		B
11/29/2005	900		4.5		B
11/29/2005	1,000		4.5		B
11/29/2005	600		4.5		B
11/29/2005	900		4.5		B
11/29/2005	300		4.5		B
11/29/2005	900		4.5		B
11/29/2005	800		4.5		B
11/29/2005	1,000		4.5		B
11/29/2005	650		4.5269		B
11/29/2005	205		4.46		B
12/1/2005	100		4.666		S
12/5/2005	955		4.6		B
12/5/2005	2150		4.59		B
12/5/2005	100		4.59		B
12/5/2005	750		4.59		B
12/5/2005	7,008		4.57		B
12/6/2005	1000		4.54		B
12/6/2005	100		4.54		B
12/6/2005	337		4.54		B
12/6/2005	792		4.55		B
12/6/2005	208		4.55		B
12/6/2005	30,992		4.54		B
12/7/2005	1800		4.45		B
12/7/2005	1000		4.5		B
12/7/2005	3000		4.5		B
12/7/2005	2500		4.5		B
12/7/2005	5000		4.5		B
12/7/2005	6,795		4.48		B
12/9/2005	800		4.55		B
12/9/2005	600		4.55		B
12/9/2005	50		4.46		B
12/12/2005	1086		4.55		B
12/12/2005	814		4.55		B
12/14/2005	1000		4.5		B
12/16/2005	3,000		4.5		B
12/16/2005	1200		4.5		B
12/16/2005	9000		4.5505		B
12/16/2005	571		4.55		B
12/16/2005	429		4.55		B
12/20/2005	3800		4.5		B
12/20/2005	4,400		4.51		B
12/22/2005	52		4.5		B
12/22/2005	1000		4.45		B
12/22/2005	912		4.55		B
12/22/2005	688		4.55		B
12/22/2005	5,000		4.52		B
12/27/2005	631		4.54		B
12/27/2005	469		4.54		B
12/27/2005	2,400		4.47		B
12/30/2005	5		4.38		B
1/5/2006	2800		4.3393		B
1/5/2006	2300		4.3		B
1/5/2006	100		4.3		B
1/5/2006	600		4.3		B
1/12/2006	3000		4.95		S
1/17/2006	2500		4.35		B
1/18/2006	5000		4.175		B
1/18/2006	10,000		4.27		B
1/18/2006	10,036		4.1		B
1/19/2006	32,000		4.1		B
1/24/2006	10000		4.425		B
1/25/2006	203,100		4.4321		B
2/2/2006	2500		4.65		S
2/3/2006	75000		4.08		B



d)	Not Applicable.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
to the Issuer.

	The partners of Berlin Capital Growth, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P. Those net assets include any proceeds from the sale of Capital Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	February 6, 2006


/s/
Thomas G. Berlin